China Cord Blood Corporation Announces Completion of $50 Million Convertible Note Financing with Golden Meditech

HONG KONG, China, October 3, 2012 – China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), the first and largest cord blood banking operator in China, announced that it has successfully completed the previously announced $50 million convertible note financing with Golden Meditech Holdings Limited ("Golden Meditech”, 801.HK; 910801.TW), a leading integrated healthcare enterprise in China and the Company’s largest shareholder. The board of directors of CCBC has appointed Mr. Yuen Kam, currently the Chairman and Chief Executive Officer of Golden Meditech, as a director and Chairman of CCBC, effective October 3, 2012. Ms. Ting Zheng will continue her role as a member of the CCBC board and Chief Executive Officer of the Company.

For further details of the transaction, please refer to CCBC’s Report on Form 6-K filed with the US Securities and Exchange Commission, which contains copies of the related documents and is available at http://www.sec.gov.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at http://www.chinacordbloodcorp.com.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 or (646) 405-5185

Email: robert.koepp@icrinc.com